UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-40451

DLocal Limited

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294
Montevideo
Uruguay 11300
+1 (424) 392-7437
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

exhibit index

EXHIBITS
99.1	Press release dated February 20, 2025 – DLocal Refutes Short-Seller Allegations and Reconfirms Independent Investigations were Carried Out.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DLocal Limited
By:	/s/ Pedro Arnt
	Name:	Pedro Arnt
	Title:	Chief Executive Officer

Date: February 20, 2025